UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                       (Amendment No. 13 and Restatement)*


                                  NYMAGIC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629484106
                                 --------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John N. Blackman, Jr.
       ####-##-####

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York State

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   NUMBER OF      5    SOLE VOTING POWER
     SHARES              1,918,174 shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH               2,010,996 shares
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH               1,918,174 shares
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                         2,010,996 shares
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                2,010,996 shares

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                    20.82%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                                       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Mark W. Blackman
       ####-##-####

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       New York State

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES              1,907,798 shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH               1,962,674 shares
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH               1,907,798 shares
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                         1,962,674 shares
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,962,674 shares

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                    20.32%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                                       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

     This Amendment No. 13 is the first electronic amendment to the paper format
Schedule 13G previously filed by the Reporting Persons (the "Schedule 13G"). Accordingly, this statement restates the entire text of the Schedule 13G.


Item 1(a).  Name of Issuer: NYMAGIC, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            330 Madison Avenue
            New York, NY  10017

Item 2(a).  Names of Persons Filing:

            John N. Blackman, Jr.
            Mark W. Blackman
            (Louise B. Tollefson is no longer a filing person.)

Item 2(b).  Address of Principal Business Office:

            330 Madison Avenue
            New York, NY  10017

Item 2(c).  Citizenship:  New York State

Item 2(d).  Title of Class Securities: Common Stock, $1.00 par value

Item 2(e).  CUSIP Number: 629484106

Item 3.     Not applicable.

Item 4.     Ownership

            (a)   Amount beneficially owned:

                  John N. Blackman, Jr. owns of record 1,918,174 shares of Common Stock, and, as trustees of Trusts for the benefit of minors, all of which own of record 92,822 shares of Common Stock, may be deemed to have the power to vote 2,010,996 shares of Common Stock;

                  Mark W. Blackman, owns of record 1,907,798 shares of Common Stock, and as guardian of minors, together owning of record 54,876 shares of Common Stock, may be deemed to have the power to vote 1,962,674 shares of Common Stock.

            (b)   Percent of Class:

                  John N. Blackman, Jr.: 20.82%;

                  Mark W. Blackman: 20.32%;

                  The foregoing percentages are based on the 9,660,306 shares of Common Stock reported by the Company to be outstanding as of December 31, 1997.

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or direct the vote:

                        John N. Blackman, Jr.: 1,918,174;

                        Mark W. Blackman: 1,907,798;

                  (ii)  shared power to vote or to direct the vote:

                        John N. Blackman, Jr., as trustee of trusts for minors, all of which own of record 92,822 shares of Common Stock, may be deemed to have or share the power to vote an aggregate of 2,010,996 shares of Common Stock;

                        Mark W. Blackman, as guardian of minors, together owning of record 54,876 shares of Common Stock, may be deemed to have or share the power to vote an aggregate of 1,962,674 shares of Common Stock.

                  (iii) sole power to dispose or to direct the disposition of:

                        John N. Blackman, Jr.: 1,918,174 shares;

                        Mark W. Blackman: 1,907,798 shares;

                  (iv)  shared power to dispose or to direct the disposition of:

                        John N. Blackman, Jr., as trustee of trusts for minors, all of which own of record 92,822 shares of Common Stock, may be deemed to have or share the power to dispose or direct the disposition of an aggregate of 2,010,996 shares of Common Stock;

                        Mark W. Blackman, as guardian of minors, together owning of record 54,876 shares of Common Stock, may be deemed to have or share the power to dispose or direct the disposition of an aggregate of 1,962,674 shares of Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class:

            On December 31, 1997, Louise B. Tollefson transferred her interests in the Common Stock to the Louise B. Tollefson Florida Intangible Tax Trust (the "Trust"), following which her ownership was reduced to less than five percent. The Trust has separately filed a Report on Schedule 13D.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            None.

Item 7. Identification and Classification of the subsidiary which acquired the Security being reported on by the Parent Holding Company: Not applicable.


Item 8. Identification and Classification of Members of the Group: Not applicable.

Item 9.     Notice of Dissolution of Group: Not applicable.

Item 10.    Certification: Not applicable.



                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.


February 24,  1998
                                             By /s/ Mark W. Blackman
                                               --------------------------
                                                    Mark W. Blackman

February 24,  1998
                                             By /s/ John N. Blackman, Jr.
                                               --------------------------
                                                    John N. Blackman, Jr.




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